NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

FILE No.
82-3874

03032326

September 8, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
Third Quarter Interim Financial Statements

Please find enclosed 3 copies of the third quarter interim financial statements listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

BARBARA O'NEILL

dlw 9/29

SEC MAIL PROCESSING
RECEIVED
SEP 26 2003
WASH, D.C. 155 SECTION

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports
June 30, 2003

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.manson.ca

Phone: (403) 233-0464
Fax: (403) 266-2606

MANSON CREEK RESOURCES LTD.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

	June 30, 2003	September 30, 2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ **334,651**	$ 328,136
Accounts receivable	**37,489**	118,856
Prepaids	**2,921**	9,721
	375,061	456,713
INVESTMENTS AND OTHER ASSETS Note 2	**32,241**	32,241
MINERAL PROPERTIES AND EQUIPMENT schedule	**957,264**	1,295,598
	$ **1,364,566**	$ 1,784,552
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **29,471**	$ 40,011
SHAREHOLDERS' EQUITY		
CAPITAL STOCK note 3	**7,019,199**	7,110,533
CONTRIBUTED SURPLUS note 3	**91,334**	-
DEFICIT	**(5,775,438)**	(5,365,992)
	1,335,095	1,744,541
	$ **1,364,566**	$ 1,784,552

Approved on behalf of the Board

"G.A.J.Devonshire" G. A. James Devonshire, Director

"J.P.Jutras" Jean Pierre Jutras, Director

See accompanying notes to the financial statements

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Nine months ended June 30, 2003	Nine months ended June 30, 2002
REVENUE				
Interest and other	$ **2,522**	$ 3,121	$ **4,695**	$ 11,089
EXPENSES				
General and administrative	**18,405**	21,988	**73,589**	80,576
Reporting to shareholders	**28**	677	**8,752**	13,196
Professional fees	**1,155**	1,454	**8,504**	8,482
Stock exchange and transfer agent fees	**2,012**	1,844	**5,943**	4,915
Depreciation	**466**	1,644	**1,400**	4,654
	22,066	27,607	**98,188**	111,823
LOSS BEFORE THE UNDERNOTED	**(19,544)**	(24,486)	**(93,493)**	(100,734)
Write-down of mineral properties	**1,382**	(1,600)	**(315,953)**	(8,808)
Write-down of investments	**-**	(34,000)	**-**	(34,000)
Gain on sale of assets	**-**	-	**-**	3,321
NET LOSS	**(18,162)**	(60,086)	**(409,446)**	(140,221)
DEFICIT, beginning of period	**(5,757,276)**	(5,293,096)	**(5,365,992)**	(5,212,961)
DEFICIT, end of period	$ **(5,775,438)**	$ (5,353,182)	$ **(5,775,438)**	$ (5,353,182)
LOSS PER SHARE				
-basic and diluted	$ **(0.00)**	$ (0.00)	$ **(0.03)**	$ (0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and dilutec	**15,370,402**	15,570,402	**15,408,497**	15,570,402

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF CASH FLOW
(Unaudited - prepared by management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Nine months ended June 30, 2003	Nine months ended June 30, 2002
Increase (decrease) in cash and cash equivalents				
OPERATING ACTIVITIES				
Interest and other income received	$ **2,522**	$ 3,121	$ **4,695**	$ 11,089
Cash operating expenses	**(30,016)**	(32,930)	**(109,066)**	(94,419)
	(27,494)	(29,809)	**(104,371)**	(83,330)
FINANCING ACTIVITIES				
Exploration incentives received	**-**	45,000	**134,446**	45,000
INVESTING ACTIVITIES				
Mineral property additions	**(6,229)**	(67,360)	**(23,560)**	(105,292)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(33,723)**	(52,169)	**6,515**	(143,622)
CASH AND CASH EQUIVALENTS:				
Beginning of period	**368,374**	687,460	**328,136**	778,913
End of period	$ **334,651**	$ 635,291	$ **334,651**	$ 635,291

Supplementary Information:
No cash was expended on interest or taxes during the periods ended June 30, 2003 and June 30, 2002.

See accompanying notes to the financial statements.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD
INTERIM SCHEDULE OF MINERAL PROPERTIES AND EQUIPMEN
FOR THE NINE MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 200
(Unaudited - prepared by management

2003			Yukon				Unstaked
Exploration and development expenditures:		**Total**	**NAD**	**Rusty/ KLA**	**Tanner**	**JRS**	**Property and Other**
Balance September 30, 2002	$	1,205,419	$ 509,119	$ 274,721	$ 204,191	$ 215,352	$ 2,036
Geological consulting		18,675	2,318	872	6,692	410	8,383
Project field costs and miscellaneous		5,372	564	-	3,086	1,689	33
Exploration incentives		(43,446)	(1,746)	(11,300)	(15,600)	(14,800)	-
Abandonments and write-downs		(274,745)	-	(264,293)	-	-	(10,452)
Balance June 30, 2003		911,275	510,255	-	198,369	202,651	-
Property acquisition costs:							
Balance September 30, 2002		81,873	22,991	40,982	15,190	885	1,825
Costs incurred		(1,582)	17	1,165	-	-	(2,764)
Abandonments and write-downs		(41,208)	-	(42,147)	-	-	939
Balance June 30, 2003		39,083	23,008	-	15,190	885	-
Total mineral properties June 30, 2003	$	950,358	$ 533,263	$ -	$ 213,559	$ 203,536	$ -
Equipment		12,209					
Accumulated depreciation		(5,303)					
Total mineral properties and equipment June 30, 2003	$	957,264					

2002			Yukon				Unstaked
Exploration and development expenditures:		**Total**	**NAD**	**Kathleen Non-option**	**Tanner**	**JRS**	**Property and Other**
Balance September 30, 2001	$	929,267	$ 501,671	$ 203,525	$ 102,935	$ 120,505	$ 631
Geological consulting		43,973	8,173	9,264	10,719	10,007	5,810
Project field costs and miscellaneous		16,540	1,750	8,078	2,670	2,675	1,367
Drilling		41,401	-	-	29,112	12,289	-
Aircraft and fuel		25,279	-	8,427	8,426	8,426	-
Write-offs		(7,808)	-	-	-	-	(7,808)
Balance June 30, 2002		1,048,652	511,594	229,294	153,862	153,902	-
Property acquisition costs:							
Balance September 30, 2001		71,259	22,991	40,875	5,610	286	1,497
Costs incurred		6,201	-	67	5,067	67	1,000
Write-offs		(1,000)	-	-	-	-	(1,000)
Balance June 30, 2002		76,460	22,991	40,942	10,677	353	1,497
Total mineral properties June 30, 2002	$	1,125,112	$ 534,585	$ 270,236	$ 164,539	$ 154,255	$ 1,497
Equipment		47,099					
Accumulated depreciation		(28,111)					
Total mineral properties and equipment June 30, 2002	$	1,144,100					

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2003
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation

These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company has adopted a new accounting policy regarding stock-based compensation as described below.

Stock-based compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the stock options at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the nine months ended June 30, 2003, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

2. Investments and other assets

	June 30, 2003	September 30, 2002
Investments(fair value$26,000, Sept30$26,000)	$26,000	$26,000
Non-current prepaid expenses	6,241	6,241
	$32,241	**$32,241**

3. Capital Stock

a) Issued

The following summarizes capital stock transactions during the nine months ended June 30, 2003:

	Number of shares	Amount
Balance September 30, 2002	15,570,402	$7,110,533
Escrow shares cancelled	(200,000)	(91,334)
Balance June 30, 2003	**15,370,402**	**$7,019,199**

The escrow shares were cancelled for no consideration. The average carrying value of the shares of $91,334 reduced capital stock and increased contributed surplus.

b) Stock options and warrants

No warrants were outstanding at June 30, 2003. The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. No options were granted, exercised or cancelled during the nine months ended June 30, 2003. The following summarizes outstanding options, including expiries, at June 30, 2003, all of which vested immediately upon granting:

Number of options	Price	Expiry date
1,000,000	$0.10	July 19, 2006
455,000	$0.11	May 29, 2007
1,455,000		

MANSON CREEK RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports
June 30, 2003

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.manson.ca

Phone: (403) 233-0464
Fax: (403) 266-2606

MANSON CREEK RESOURCES LTD.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

		June 30, 2003		September 30, 2002
ASSETS				
CURRENT				
Cash and cash equivalents	$	**334,651**	$	328,136
Accounts receivable		**37,489**		118,856
Prepaids		**2,921**		9,721
		375,061		456,713
INVESTMENTS AND OTHER ASSETS Note 2		**32,241**		32,241
MINERAL PROPERTIES AND EQUIPMENT schedule		**957,264**		1,295,598
	$	**1,364,566**	$	1,784,552
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**29,471**	$	40,011
SHAREHOLDERS' EQUITY				
CAPITAL STOCK note 3		**7,019,199**		7,110,533
CONTRIBUTED SURPLUS note 3		**91,334**		-
DEFICIT		**(5,775,438)**		(5,365,992)
		1,335,095		1,744,541
	$	**1,364,566**	$	1,784,552

Approved on behalf of the Board

"G.A.J.Devonshire" G. A. James Devonshire, Director

"J.P.Jutras" Jean Pierre Jutras, Director

See accompanying notes to the financial statements

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Nine months ended June 30, 2003	Nine months ended June 30, 2002
REVENUE				
Interest and other	$ **2,522**	$ 3,121	$ **4,695**	$ 11,089
EXPENSES				
General and administrative	**18,405**	21,988	**73,589**	80,576
Reporting to shareholders	**28**	677	**8,752**	13,196
Professional fees	**1,155**	1,454	**8,504**	8,482
Stock exchange and transfer agent fees	**2,012**	1,844	**5,943**	4,915
Depreciation	**466**	1,644	**1,400**	4,654
	22,066	27,607	**98,188**	111,823
LOSS BEFORE THE UNDERNOTED	**(19,544)**	(24,486)	**(93,493)**	(100,734)
Write-down of mineral properties	**1,382**	(1,600)	**(315,953)**	(8,808)
Write-down of investments	**-**	(34,000)	**-**	(34,000)
Gain on sale of assets	**-**	-	**-**	3,321
NET LOSS	**(18,162)**	(60,086)	**(409,446)**	(140,221)
DEFICIT, beginning of period	**(5,757,276)**	(5,293,096)	**(5,365,992)**	(5,212,961)
DEFICIT, end of period	$ **(5,775,438)**	$ (5,353,182)	$ **(5,775,438)**	$ (5,353,182)
LOSS PER SHARE				
-basic and diluted	$ **(0.00)**	$ (0.00)	$ **(0.03)**	$ (0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and dilutec	**15,370,402**	15,570,402	**15,408,497**	15,570,402

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF CASH FLOW
(Unaudited - prepared by management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Nine months ended June 30, 2003	Nine months ended June 30, 2002
Increase (decrease) in cash and cash equivalents				
OPERATING ACTIVITIES				
Interest and other income received	$ **2,522**	$ 3,121	$ **4,695**	$ 11,089
Cash operating expenses	**(30,016)**	(32,930)	**(109,066)**	(94,419)
	(27,494)	(29,809)	**(104,371)**	(83,330)
FINANCING ACTIVITIES				
Exploration incentives received	**-**	45,000	**134,446**	45,000
INVESTING ACTIVITIES				
Mineral property additions	**(6,229)**	(67,360)	**(23,560)**	(105,292)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(33,723)**	(52,169)	**6,515**	(143,622)
CASH AND CASH EQUIVALENTS:				
Beginning of period	**368,374**	687,460	**328,136**	778,913
End of period	$ **334,651**	$ 635,291	$ **334,651**	$ 635,291

Supplementary Information:
No cash was expended on interest or taxes during the periods ended June 30, 2003 and June 30, 2002.

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD
INTERIM SCHEDULE OF MINERAL PROPERTIES AND EQUIPMEN
FOR THE NINE MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 200:
(Unaudited - prepared by management

2003		Yukon				Unstaked
Exploration and development expenditures:	**Total**	**NAD**	**Rusty/ KLA**	**Tanner**	**JRS**	**Property and Other**
Balance September 30, 2002	$ 1,205,419	$ 509,119	$ 274,721	$ 204,191	$ 215,352	$ 2,036
Geological consulting	18,675	2,318	872	6,692	410	8,383
Project field costs and miscellaneous	5,372	564	-	3,086	1,689	33
Exploration incentives	(43,446)	(1,746)	(11,300)	(15,600)	(14,800)	-
Abandonments and write-downs	(274,745)	-	(264,293)	-	-	(10,452)
Balance June 30, 2003	911,275	510,255	-	198,369	202,651	-
Property acquisition costs:						
Balance September 30, 2002	81,873	22,991	40,982	15,190	885	1,825
Costs incurred	(1,582)	17	1,165	-	-	(2,764)
Abandonments and write-downs	(41,208)	-	(42,147)	-	-	939
Balance June 30, 2003	39,083	23,008	-	15,190	885	-
Total mineral properties June 30, 2003	$ 950,358	$ 533,263	$ -	$ 213,559	$ 203,536	$ -
Equipment	12,209					
Accumulated depreciation	(5,303)					
Total mineral properties and equipment June 30, 2003	$ 957,264					

2002		Yukon				Unstaked
Exploration and development expenditures:	**Total**	**NAD**	**Kathleen Non-option**	**Tanner**	**JRS**	**Property and Other**
Balance September 30, 2001	$ 929,267	$ 501,671	$ 203,525	$ 102,935	$ 120,505	$ 631
Geological consulting	43,973	8,173	9,264	10,719	10,007	5,810
Project field costs and miscellaneous	16,540	1,750	8,078	2,670	2,675	1,367
Drilling	41,401	-	-	29,112	12,289	-
Aircraft and fuel	25,279	-	8,427	8,426	8,426	-
Write-offs	(7,808)	-	-	-	-	(7,808)
Balance June 30, 2002	1,048,652	511,594	229,294	153,862	153,902	-
Property acquisition costs:						
Balance September 30, 2001	71,259	22,991	40,875	5,610	286	1,497
Costs incurred	6,201	-	67	5,067	67	1,000
Write-offs	(1,000)	-	-	-	-	(1,000)
Balance June 30, 2002	76,460	22,991	40,942	10,677	353	1,497
Total mineral properties June 30, 2002	$ 1,125,112	$ 534,585	$ 270,236	$ 164,539	$ 154,255	$ 1,497
Equipment	47,099					
Accumulated depreciation	(28,111)					
Total mineral properties and equipment June 30, 2002	$ 1,144,100					

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2003
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation

These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company has adopted a new accounting policy regarding stock-based compensation as described below.

Stock-based compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the stock options at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the nine months ended June 30, 2003, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

2. Investments and other assets

	June 30, 2003	September 30, 2002
Investments(fair value$26,000, Sept30$26,000)	$26,000	$26,000
Non-current prepaid expenses	6,241	6,241
	$32,241	**$32,241**

3. Capital Stock

a) Issued

The following summarizes capital stock transactions during the nine months ended June 30, 2003:

	Number of shares	Amount
Balance September 30, 2002	15,570,402	$7,110,533
Escrow shares cancelled	(200,000)	(91,334)
Balance June 30, 2003	**15,370,402**	**$7,019,199**

The escrow shares were cancelled for no consideration. The average carrying value of the shares of $91,334 reduced capital stock and increased contributed surplus.

b) Stock options and warrants

No warrants were outstanding at June 30, 2003. The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. No options were granted, exercised or cancelled during the nine months ended June 30, 2003. The following summarizes outstanding options, including expiries, at June 30, 2003, all of which vested immediately upon granting:

Number of options	Price	Expiry date
1,000,000	$0.10	July 19, 2006
455,000	$0.11	May 29, 2007
1,455,000		

MANSON CREEK RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports
June 30, 2003

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.manson.ca

Phone: (403) 233-0464
Fax: (403) 266-2606

MANSON CREEK RESOURCES LTD.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

	June 30, 2003	September 30, 2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ **334,651**	$ 328,136
Accounts receivable	**37,489**	118,856
Prepaids	**2,921**	9,721
	375,061	456,713
INVESTMENTS AND OTHER ASSETS Note 2	**32,241**	32,241
MINERAL PROPERTIES AND EQUIPMENT schedule	**957,264**	1,295,598
	$ **1,364,566**	$ 1,784,552
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **29,471**	$ 40,011
SHAREHOLDERS' EQUITY		
CAPITAL STOCK note 3	**7,019,199**	7,110,533
CONTRIBUTED SURPLUS note 3	**91,334**	-
DEFICIT	**(5,775,438)**	(5,365,992)
	1,335,095	1,744,541
	$ **1,364,566**	$ 1,784,552

Approved on behalf of the Board

"G.A.J.Devonshire" G. A. James Devonshire, Director

"J.P.Jutras" Jean Pierre Jutras, Director

See accompanying notes to the financial statements

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Nine months ended June 30, 2003	Nine months ended June 30, 2002
REVENUE				
Interest and other	$ **2,522**	$ 3,121	$ **4,695**	$ 11,089
EXPENSES				
General and administrative	**18,405**	21,988	**73,589**	80,576
Reporting to shareholders	**28**	677	**8,752**	13,196
Professional fees	**1,155**	1,454	**8,504**	8,482
Stock exchange and transfer agent fees	**2,012**	1,844	**5,943**	4,915
Depreciation	**466**	1,644	**1,400**	4,654
	22,066	27,607	**98,188**	111,823
LOSS BEFORE THE UNDERNOTED	**(19,544)**	(24,486)	**(93,493)**	(100,734)
Write-down of mineral properties	**1,382**	(1,600)	**(315,953)**	(8,808)
Write-down of investments	**-**	(34,000)	**-**	(34,000)
Gain on sale of assets	**-**	-	**-**	3,321
NET LOSS	**(18,162)**	(60,086)	**(409,446)**	(140,221)
DEFICIT, beginning of period	**(5,757,276)**	(5,293,096)	**(5,365,992)**	(5,212,961)
DEFICIT, end of period	$ **(5,775,438)**	$ (5,353,182)	$ **(5,775,438)**	$ (5,353,182)
LOSS PER SHARE				
-basic and diluted	$ **(0.00)**	$ (0.00)	$ **(0.03)**	$ (0.01)
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and dilutec	**15,370,402**	15,570,402	**15,408,497**	15,570,402

See accompanying notes to the financial statements.

MANSON CREEK RESOURCES LTD.
INTERIM STATEMENTS OF CASH FLOW
(Unaudited - prepared by management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Nine months ended June 30, 2003	Nine months ended June 30, 2002
Increase (decrease) in cash and cash equivalents				
OPERATING ACTIVITIES				
Interest and other income received	$ **2,522**	$ 3,121	$ **4,695**	$ 11,089
Cash operating expenses	**(30,016)**	(32,930)	**(109,066)**	(94,419)
	(27,494)	(29,809)	**(104,371)**	(83,330)
FINANCING ACTIVITIES				
Exploration incentives received	**-**	45,000	**134,446**	45,000
INVESTING ACTIVITIES				
Mineral property additions	**(6,229)**	(67,360)	**(23,560)**	(105,292)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(33,723)**	(52,169)	**6,515**	(143,622)
CASH AND CASH EQUIVALENTS:				
Beginning of period	**368,374**	687,460	**328,136**	778,913
End of period	$ **334,651**	$ 635,291	$ **334,651**	$ 635,291

Supplementary Information:

No cash was expended on interest or taxes during the periods ended June 30, 2003 and June 30, 2002.

See accompanying notes to the financial statements.

FILE No. 82-3874

MANSON CREEK RESOURCES LTD
INTERIM SCHEDULE OF MINERAL PROPERTIES AND EQUIPMEN
FOR THE NINE MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 200:
(Unaudited - prepared by management

2003			Yukon			Unstaked
Exploration and development expenditures:	**Total**	**NAD**	**Rusty/ KLA**	**Tanner**	**JRS**	**Property and Other**
Balance September 30, 2002	$ 1,205,419	$ 509,119	$ 274,721	$ 204,191	$ 215,352	$ 2,036
Geological consulting	18,675	2,318	872	6,692	410	8,383
Project field costs and miscellaneous	5,372	564	-	3,086	1,689	33
Exploration incentives	(43,446)	(1,746)	(11,300)	(15,600)	(14,800)	-
Abandonments and write-downs	(274,745)	-	(264,293)	-	-	(10,452)
Balance June 30, 2003	911,275	510,255	-	198,369	202,651	-
Property acquisition costs:						
Balance September 30, 2002	81,873	22,991	40,982	15,190	885	1,825
Costs incurred	(1,582)	17	1,165	-	-	(2,764)
Abandonments and write-downs	(41,208)	-	(42,147)	-	-	939
Balance June 30, 2003	39,083	23,008	-	15,190	885	-
Total mineral properties June 30, 2003	$ 950,358	$ 533,263	$ -	$ 213,559	$ 203,536	$ -
Equipment	12,209					
Accumulated depreciation	(5,303)					
Total mineral properties and equipment June 30, 2003	$ 957,264					

2002			Yukon			Unstaked
Exploration and development expenditures:	**Total**	**NAD**	**Kathleen Non-option**	**Tanner**	**JRS**	**Property and Other**
Balance September 30, 2001	$ 929,267	$ 501,671	$ 203,525	$ 102,935	$ 120,505	$ 631
Geological consulting	43,973	8,173	9,264	10,719	10,007	5,810
Project field costs and miscellaneous	16,540	1,750	8,078	2,670	2,675	1,367
Drilling	41,401	-	-	29,112	12,289	-
Aircraft and fuel	25,279	-	8,427	8,426	8,426	-
Write-offs	(7,808)	-	-	-	-	(7,808)
Balance June 30, 2002	1,048,652	511,594	229,294	153,862	153,902	-
Property acquisition costs:						
Balance September 30, 2001	71,259	22,991	40,875	5,610	286	1,497
Costs incurred	6,201	-	67	5,067	67	1,000
Write-offs	(1,000)	-	-	-	-	(1,000)
Balance June 30, 2002	76,460	22,991	40,942	10,677	353	1,497
Total mineral properties June 30, 2002	$ 1,125,112	$ 534,585	$ 270,236	$ 164,539	$ 154,255	$ 1,497
Equipment	47,099					
Accumulated depreciation	(28,111)					
Total mineral properties and equipment June 30, 2002	$ 1,144,100					

MANSON CREEK RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2003
(Unaudited – prepared by management)

1. Accounting Policies

Basis of presentation

These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company has adopted a new accounting policy regarding stock-based compensation as described below.

Stock-based compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the stock options at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. As no stock options were granted during the nine months ended June 30, 2003, no compensation expense has been recorded, nor has additional disclosure pertaining to the option pricing model assumptions been provided.

2. Investments and other assets

	June 30, 2003	September 30, 2002
Investments(fair value$26,000, Sept30$26,000)	$26,000	$26,000
Non-current prepaid expenses	6,241	6,241
	$32,241	**$32,241**

3. Capital Stock

a) Issued

The following summarizes capital stock transactions during the nine months ended June 30, 2003:

	Number of shares	Amount
Balance September 30, 2002	15,570,402	$7,110,533
Escrow shares cancelled	(200,000)	(91,334)
Balance June 30, 2003	**15,370,402**	**$7,019,199**

The escrow shares were cancelled for no consideration. The average carrying value of the shares of $91,334 reduced capital stock and increased contributed surplus.

b) Stock options and warrants

No warrants were outstanding at June 30, 2003. The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. No options were granted, exercised or cancelled during the nine months ended June 30, 2003. The following summarizes outstanding options, including expiries, at June 30, 2003, all of which vested immediately upon granting:

Number of options	Price	Expiry date
1,000,000	$0.10	July 19, 2006
455,000	$0.11	May 29, 2007
1,455,000		